Exhibit 99.1


                          TIKCRO TECHNOLOGIES ANNOUNCES


                        ONE-FOR-THREE REVERSE SHARE SPLIT

Tel Aviv, Israel September 6, 2006 - Tikcro Technologies Ltd. (OTC BB: TKCRF) announced today that the Company's proposed one-for-three reverse split was approved by the shareholders at its Annual Meeting on August 17, 2006 and will become effective at the market open on September 19, 2006.

The record date for the reverse share split is September 18, 2006. As of September 5, 2006 there were 23,726,401 Ordinary Shares outstanding and after the reverse share split there will be approximately 7,908,800 Ordinary Shares outstanding. The transfer agent for the Company's Ordinary Shares is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.

At the Annual Meeting, the shareholders also approved an amendment to the Company's Memorandum and Articles of Association converting the Ordinary Shares, NIS 0.10 par value, into Ordinary Shares with no par value. Therefore, the reverse share split will not result in a further adjustment to par value. The Company will round any fractional share that results from the reverse share split to the nearest whole share, with a half share being rounded upward.

Once effective, the Company's ordinary shares will trade under a new symbol to be determined by NASDAQ.

About Tikcro Technologies:

Until the sale of substantially all of its assets and related liabilities to STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs)
for  broadband   communications applications. Tikcro is headquartered
in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.


Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.